Exhibit 99.1

Cascades Tissue Group invests US $15 M at its plant in Memphis

Kingsey Falls (Québec), February 22,, 2007 - Cascades Tissue Group announces that it will invest US $15 M at its mill in Memphis, Tennessee, in order to equip it with a deinking unit.  Combining new equipment with other equipment that was acquired in Hagerstown last September, the new deinking line (unit) will be state-of-the-art and will enable the plant to be highly competitive.

The Memphis plant will get its supply of raw materials solely from recycled SOP (sorted office papers) and will use a Chlorine-free bleaching process, thus  fulfilling the requirements of the high environmental standards that Cascades Tissue Group has set for itself.  This will enable us to offer tissue paper products that contain 100% recycled post-consumer waste.   The Memphis plant, acquired in 2004 from American Tissue, has an annual production capacity of 45,000 tonnes.

In commenting on this investment, Suzanne Blanchet, President and Chief Executive Office of Cascades Tissue Group, stated, “The strategy behind the integration of a deinking unit into our Memphis plant will enhance our competitiveness as a result of a reduction in costs, and will enable us to meet the increasing demand for products that are respectful of the environment.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,500 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filing

For further information:

Media:
Mr. Hubert Bolduc
Vice-President, communications and public affairs
(819) 363-5100
(514) 282-2600

Investors:
Mr. Marc Jasmin, C.M.A.
Director, Investor Relations
(514) 282-2681